# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Twin Brook Capital Income Fund, CIK 0001913724
CUSIP: 00840T100
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,336,880.05; sole dispositive power 0; shared dispositive power 17,336,880.05; aggregate amount beneficially owned 17,336,880.05 (18% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 96,570,775.681 Common Shares (as defined below) outstanding as of the date of this report, as disclosed by the Issuer (as defined below) to the Reporting Persons (as defined below).
- ANGELO GORDON & CO., L.P. (CIK 0000860662): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,336,880.05; sole dispositive power 0; shared dispositive power 17,336,880.05; aggregate amount beneficially owned 17,336,880.05 (18% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 96,570,775.681 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,336,880.05; sole dispositive power 0; shared dispositive power 17,336,880.05; aggregate amount beneficially owned 17,336,880.05 (18% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 96,570,775.681 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,336,880.05; sole dispositive power 0; shared dispositive power 17,336,880.05; aggregate amount beneficially owned 17,336,880.05 (18% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 96,570,775.681 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,336,880.05; sole dispositive power 0; shared dispositive power 17,336,880.05; aggregate amount beneficially owned 17,336,880.05 (18% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 96,570,775.681 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Name of issuer: TPG Twin Brook Capital Income Fund
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Comment: This Amendment No. 5 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on January 9, 2023, as amended and supplemented by Amendment No. 1 filed on August 30, 2023, Amendment No. 2 filed on November 2, 2023, Amendment No. 3 filed on July 2, 2024, and Amendment No. 4 filed on December 30, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which directly holds 161,736.426 Common Shares and is the (i) sole member of AGTB BDC Holdings GP LLC, a Delaware limited liability company, which is the general partner of AGTB BDC Holdings, L.P., a Cayman limited partnership ("BDC Holdings"), which directly holds 17,175,143.629 Common Shares; and (ii) investment advisor to BDC Holdings."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to include the following:

"Effective on January 2, 2026, BDC Holdings accepted a $10 million capital contribution from an investor for investment purposes. In connection with such capital contribution, BDC Holdings purchased additional Common Shares from the Issuer in its ongoing public offering. From time to time, to the extent BDC Holdings receives additional capital contributions, BDC Holdings may purchase additional Common Shares.

In addition, each of Angelo Gordon and BDC Holdings may participate in the Issuer's distribution reinvestment plan (the "DRIP") from time to time. Each of Angelo Gordon and BDC Holdings directly holds 1,126.168 Common Shares and 198,650.728 Common Shares, respectively, received upon the reinvestment of distributions pursuant to the DRIP."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 96,570,775.681 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 17,336,880.055 Common Shares, which constitutes approximately 18.0% of the outstanding Common Shares."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days:
This Amendment amends Item 5(c) of the Original Schedule 13D to include the following:

"Effective on January 2, 2026, BDC Holdings purchased 396,912.024 Common Shares at $25.1945 per Common Share (the "January 2026 Purchase Price"). The January 2026 Purchase Price was equal to the net asset value per Common Share as of December 31, 2025, as determined by the Issuer on January 29, 2026. In addition, BDC Holdings acquired an aggregate of 40,397.269 Common Shares in the past 60 days as a result of the DRIP. Except as otherwise reported herein and in the Amendment No. 4 to the Schedule 13D filed on December 30, 2025, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days."

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (02/02/2026)
- ANGELO GORDON & CO., L.P.: /s/ Christopher Moore, Christopher Moore / Authorized Signatory of GP (02/02/2026)
- AG GP LLC: /s/ Christopher Moore, Christopher Moore / Authorized Signatory (02/02/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (02/02/2026)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (02/02/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).